UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 27, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS 067, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1394466
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 067, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on October 20, 2025, Level & Co. Gallery, LLC, on behalf of the Company and the 067 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole painting owned by the Company created by David Hockney (the “Painting”) to an unaffiliated gallery (the “Consignee”), pursuant to a Private Sale Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Painting and may sell the Painting to a third-party through November 1, 2025, provided that the Company receives a minimum net proceed amount in connection with the sale.

On October 27, 2025, the Consignee reached a definitive agreement to sell the Painting to an undisclosed buyer (the “Buyer”) for $4,400,000 (net of fees and commissions) (the “Sale Price”) in accordance with the terms and conditions of the Consignment Agreement.

Title of the Painting shall pass to the Buyer only after the Company receives the full Sale Price. The Company cannot guarantee that the Buyer will make payment in full or that the sale will be completed. Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Painting to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 20, 2025)*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 067, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: October 27, 2025